January 4, 2010

VIA EDGAR CORRESPONDENCE

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Catherine T. Brown

Re:	DG FastChannel, Inc. Registration Statement on Form S-3 File No. 333-162464

Ladies and Gentlemen:

This is to confirm that in connection with the Company’s request for acceleration of the effective date of the Registration Statement referred to above (the “filing”), the Company, its officers and directors acknowledge the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments or the declaration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DG FastChannel, Inc.

By:	/s/ Omar A. Choucair
	Name:	Omar A. Choucair
	Title:	Chief Financial Officer

cc:	David R. Earhart of Gardere Wynn Sewell LLP
William P. O’Neill of Latham & Watkins LLP